

June 21, 2021

Darron Anderson
President, Chief Executive Officer and Director
Ranger Energy Services, Inc.
10350 Richmond, Suite 550
Houston, TX 77042

       Re: Ranger Energy Services, Inc.
           Registration Statement on Form S-3
           Filed June 11, 2021
           File No. 333-257043

Dear Mr. Anderson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Timothy Collins at 202-551-3176 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Doug McWilliams